

February 19, 2008

Mr. John M. Morphy
Chief Financial Officer, Paychex, Inc.
911 Panorama Trail South
Rochester, NY 14625-2396

Re: **Paychex, Inc.**
              Form 10-K for the fiscal year ended May 31, 2007
              File No. 0-11330

Dear Mr. Morphy:

        We have reviewed your filing and have the following comments. We have limited our review to only non-GAAP financial disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Results of Operations – Operating Income, page 20

1. We note your use of adjusted operating income as an operating performance measure and that you also use this measure in evaluating management's performance in generating those results. To ensure compliance with Item 10(e)(i) of Regulation S-K please enhance future disclosures to:
    • Expand your discussion of the limitations of the adjusted operating income to address how each item materially limits the usefulness of the measures;
    • State how you compensate for the material limitations of using this measure;
    • State the economic substance behind your decision to use such a measure;
    • Provide substantive reasons why management believes this measure provides useful information to investors.

2. We also note that you have included an adjustment related to share based compensation. Please tell us what consideration you have given to Staff Accounting Bulletin No. 107 Topic 14:G.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief